


No.1-7628

THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934



FOR THE MONTH OF APRIL 2002

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(Name of registrant)

HONDA MOTOR CO., LTD.
(Translation of registrants name into English)

No. 1-1 2-chome, Minami-Aoyama, Minatoku, Tokyo, Japan
(Address of principal executive officers)

Contents

HONDA

# Press Information

ref.# 02025

## Honda Releases the XL230—A Sports Bike with a Vintage Look

April 9, 2002—Honda Motor Co., Ltd. has announced the release of the new XL230 sports bike, an easy-handling motorcycle featuring a vintage off-road look and a water-cooled, 4-stroke OHC single-cylinder 230cc engine. Versatile enough to be used both around town and on longer trips, the XL230 goes on sale April 10th.

The design features a slender, smallish fuel tank reminiscent of those employed on the Elsinore MT250 off-road bike released in 1973 and the XL125 released in 1975, in addition to a round halogen headlight and a speedometer with a navy blue number plate for superior readability. The center up-swept muffler, which extends behind the engine and through the rear suspension, emphasizes the bike's slim design. Other touches, including tires with a block-pattern tread for a racing feel, further enhance the bike's overall vintage image, creating a fresh, approachable design that will appeal to younger riders in their late teens and twenties.

The engine is tuned to deliver superior low-to-midrange response, for nimble performance both around town and on longer trips, and power to spare even with a passenger onboard.

The XL230 comes complete with an anti-theft system featuring a reinforced handlebar lock, reinforced key cylinder, anti-hotwiring circuit, and alarm kit compatibility (alarm kit, manufactured by Honda Access, sold separately).

Two body colors are available:
Boon Silver Metallic (with orange stripe design on upper surface of fuel tank)
Fighting Red (with black stripe design on upper surface of fuel tank)



本田技研工業株式会社 · 広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203

## SALES

| Vehicle type | March Units | Vs. 3/01 | Annual Total Units | Vs. 2001 |
|---|---|---|---|---|
| Passenger cars & light trucks | 77,716 | + 16.1% | 166,838 | + 24.3% |
| (Imports | 1,216 | + 73.2% | 2,696 | + 53.9% ) |
| Mini vehicles | 37,999 | - 3.7% | 79,991 | - 4.9% |
| TOTAL | 115,715 | + 8.8% | 246,829 | + 13.1% |

## EXPORTS

| | March Units | Vs. 3/01 | Annual Total Units | Vs. 2001 |
|---|---|---|---|---|
| North America | 23,055 | + 65.8% | 70,278 | + 26.2% |
| (USA only) | 19,835 | + 67.6% | 62,897 | + 24.7% ) |
| Europe | 2,379 | - 53.6% | 14,492 | + 0.4% |
| Asia | 2,476 | - 23.7% | 6,198 | - 22.6% |
| Others | 4,530 | - 16.7% | 13,152 | - 3.2% |
| TOTAL | 32,440 | + 17.1% | 104,120 | + 13.5% |

For further information, please contact:

Masaya Nagai
Noriko Okamoto
Tatsuya David Iida
Honda Motor Co., Ltd. Corporate Communications Division
Telephone: 03-5412-1512
Facsimile: 03-5412-1545


HONDA
XL 230

XL230

●**Annual domestic sales target:** 4,000 units

●**Manufacturer's suggested retail price** (consumption tax not included)**:** ¥349,000

(Example of regionally adjusted manufacturer's suggested retail price: Okinawa +8,000 yen. The manufacturer's suggested retail price is for reference only. Similar adjustments may be made in other regions.)

Publicity photographs and materials for the XL230 are available at the following URL:
http:// www.honda.co.jp/PR/
(The site is intended exclusively for the use of journalists.)

# Specifications

| Model Name | | XL230 |
|---|---|---|
| Model Type | | Honda BA-MC36 |
| L×W×H | (m) | 2.025 x 0.835 x 1.115 |
| Wheelbase | (m) | 1.305 |
| Ground Clearance | (m) | 0.225 |
| Seat Height | (m) | 0.800 |
| Vehicle Weight | (kg) | 120 |
| Dry Weight | (kg) | 113 |
| Number of riders | | 2 |
| Fuel Consumption | (km/ℓ) | 40.0 (60km/h constant speed, low altitude) |
| Turning Radius | (m) | 2.1 |
| Engine Type | | MD33E (water-cooled, 4-stroke OHC mono-cylinder) |
| Displacement | ($cm^3$) | 223 |
| Bore x Stroke | (mm) | 65.5 x 66.2 |
| Compression Ratio | | 9.0:1 |
| Maximum Power | (kW[PS]/rpm) | 13[18]/7,000 |
| Maximum Torque | (N·m[kg·m]/rpm) | 19[1.9]/6,000 |
| Carburetor Type | | PDC7A |
| Starter | | Self-starting |
| Ignition | | CDI, battery-powered |
| Lubrication | | Force-fed and splash |
| Fuel Tank Capacity | (ℓ) | 6.0 |
| Clutch | | Wet-type, Multi-plate coil spring |
| Gearbox | | Constant mesh, 5-speed return |
| Gear Ratio | 1st Gear | 2.769 |
| | 2nd Gear | 1.722 |
| | 3rd Gear | 1.263 |
| | 4th Gear | 0.960 |
| | 5th Gear | 0.814 |
| Differential (primary/secondary) | | 3.090/3.076 |
| Caster angle (degrees/Trail (mm) | | 28°20′/114 |
| Tire Size | Front | 90/100-19M/C55P |
| | Rear | 110/90-18M/C61P |
| Braking System | Front | Mechanical, leading/trailing drum-type |
| | Rear | Mechanical, leading/trailing drum-type |
| Suspension | Front | Telescopic |
| | Rear | Swing arm |
| Frame | | Semi-double cradle |

# Press Information

Ref #02026

## HRG415/HRG465 Push Lawnmowers to be Imported from France for Sale in Japan

April 10, 2002—Honda Motor Co., Ltd. announced today that it will import two push-type lawnmowers—the HRG415 (410mm mowing width) and the HRG465 (460mm mowing width)—manufactured by Honda Europe Power Equipment S.A. (Junichiro Furukawa, President) in Orléans, France. The two new models go on sale April 15th at authorized Honda power products dealerships throughout Japan.

Since their release on the European market in 2001, the HRG415 and HRG465 have earned a reputation for easy operability and high environmental performance, with total sales of around 100,000 units for the European region (November 2000 to February 28, 2002).

Both mowers are equipped with the model GCV135 Honda e-SPEC engine, which delivers the world's highest level of environmental performance. This engine clears both U.S. EPA (Environmental Protection Agency) Phase 2 exhaust emissions regulations and European noise regulations for 2002. It also comes with a variety of safety features, including a flywheel brake that stops the engine when the operator releases the cutting-blade lever.

A "Holiday Series" version of these two models, the HRG415H and HRG465H, specially built for the home center market, will also go on sale April 15th at designated home centers.



French-made HRG465 push lawnmower



本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203

● Annual domestic sales projection: 1,500 units

● Manufacturer's suggested retail price (consumption tax not included):

| | |
|---|---|
| HRG415, HRG415H | ¥87,800 |
| HRG465, HRG465H | ¥93,800 |

## Outstanding Features

### Ease of operation

- Employs an easy-to-grip, easy-to-operate mowing height adjustment knob. Six mowing height adjustments are available, starting at 19mm.
- Wide rear tires and wheels with double ball-bearing construction offer comfortable control and solid reliability.
- Mechanical decompression delivers light, smooth starting.
- Setup is easy—just raise the handle and attach the grass bag.

### Safety

- A flywheel brake stops the engine when the operator releases the cutting-blade lever.

### Economy and environmental performance

- Fuel economy at the top of its class.
- Equipped with the model GCV135 Honda e-SPEC engine, which surpasses both CARB (California Air Resources Board) regulations and U.S. EPA (Environmental Protection Agency) Phase 2 exhaust emissions regulations—the toughest in the world.
- A low-noise blade and other sound-suppressing features put these mowers at the top of their class for low-noise operation [96dB (A)]. Clears European Stage 1 noise regulations for 2002.

## ●Specifications

| Model | HRG415/HRG415H | HRG465/HRG465H |
|---|---|---|
| Length x Width x Height (mm) | 1,430×453×980 | 1,460×497×980 |
| Dry Weight (kg) | 31.5 | 32.5 |
| Fitted Weight (kg) | 33.0 | 34.0 |
| Engine | Air-cooled 4-stroke, single-cylinder OHC, vertical | |
| Displacement ($cm^3$) | 135 | |
| Output/Engine Speed[kW (PS) /rpm] | 3.3 (4.5) /3,600 | |
| Fuel | Automotive-grade unleaded gasoline | |
| Fuel Tank Capacity (ℓ) | 1.1 | |
| Ignition System | Transistorized magneto | |
| Starter Type | Recoil | |
| Transmission | 1-speed, forward | |
| Mowing Width (mm) | 410 | 460 |
| Mowing Height Range (mm) | Approx.19mm～73mm (6 stages) | |
| Grass Bag Capacity (ℓ) | 50 | 55 |
| Speed (m/s) | 1.0 | |
| Blade Brake System | Flywheel Brake | |

Publicity materials for the HRG415/465 are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

HONDA

# Press Information

Ref.# 02028

## Honda Engineering Introduces Next Generation Thin Film Solar Cell; Mass Production Technology Also Achieved

April 11, 2002 -- Honda Engineering Co., Ltd., the production engineering subsidiary of Honda Motor Co., Ltd. based in Sayama, Saitama, has independently developed next generation thin film solar cells using primarily a non-silicon compound material. In a further breakthrough, the company has developed technology enabling mass production of the solar cells. Application of the non-silicon compound results in a lower cost than with materials conventionally used to produce solar cells.

Solar cells using silicon have gained in popularity in recent years as a clean energy source. However, when the large amount of energy required to manufacture solar cells is taken into consideration, the silicon solar cell cannot be called completely 'environmentally friendly.' Further, manufacturing costs of silicon solar cells are high versus the amount of power generated.

In order to foster more widespread application of solar cells, it is necessary to achieve both further cost reduction and the higher efficiency of the photoelectric transfer process. Thin film solar cells using non-silicon materials have received attention as a new product with the potential to satisfy these concerns. However, non-silicon thin film solar cells have had the additional challenge of achieving performance uniformity on the surface of the cell.

Honda Engineering succeeded in independently developing the process technology to overcome these various challenges through the development of the next generation thin film solar cell.

- By using the thin film made from a compound of non-silicon materials (copper, indium, gallium, selenium (CIGS)), the energy consumed during the manufacturing process is reduced to a fraction of the cost for the conventional crystal silicon solar cell.
- The highest level of photoelectric transfer efficiency for a thin film solar cell has been achieved (an increase of approximately 20 percent compared to the amorphous silicon solar cell), enabling a reduction in the power generation cost to a lower level than even the power rates of general households.

As the first step in introducing the new solar cell, Honda Engineering will install it in Honda's Hosoe Outboard Engine Plant in Hosoe Town, Shizuoka Prefecture in spring 2002 (accumulated amount of power generated annually: 100,000KWh). In the future, installation of this solar cell will be extended to other Honda production plants in Japan and overseas, with solar cells also to be sold to outside parties with large-scale needs.

< Comparison of major solar cell types >

| Type | Crystal silicon | Amorphous silicon | CIGS compound |
|---|---|---|---|
| Manufacturing energy | × | ◎ | ◎ |
| Power generating cost | △ | △ | ◎ |
| Transfer efficiency | ◎ | △ | ○ |
| Reliability | ◎ | △ | ◎ |

< Thin film solar cell panels on roof of Hosoe Plant >



本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514

HONDA

# Press Information

This press release is embargoed until 3 a.m. on April 18, 2002 (Japan time).

Ref:#02029

## HONDA R&D-NAGOYA U. PROJECT IDENTIFIES A GENE WHICH INFLUENCES HEIGHT OF RICE PLANTS

April 18, 2002 ··· A joint research project between Honda subsidiary Honda R&D Co., Ltd. and Nagoya University has succeeded in identifying and clarifying the action mechanism of a gene that reduces the height of rice plants.

The semi-dwarfing gene, called "sd1", controls the hormonal regulation of a rice plant. Loss of this gene's function causes the reduction of the plant size, which results in helping the plant resist falling down and thereby an increase in crop yield.

Professor Makoto Matsuoka of Nagoya University's Bioscience Center, who conducted the joint research effort with Honda R&D, succeeded in clarifying the action mechanism of the plant hormone biosynthesized by this gene. It is expected that identifying this gene could lead to a substantial reduction in the time and labor required for cultivating rice varieties with high crop yields. There is also a possibility of applying this knowledge to other kinds of crops. The results of the study will appear in the scientific journal "Nature," to be published on April 18.

Honda R&D's research facility at Kazusa Akademia Park in Kisarazu City, Chiba Prefecture, has been conducting research on plant genes since December 2000. Honda R&D has also been supporting research on cultivated varieties of Japanese rice through natural crossbreeding at the test-breeding field in Kasetsart University in Thailand.

This project is part of Honda's policy of conducting research on various universal issues, such as energy conservation and global environmental protection. Rice represents a model plant in the research on cereal genes. Honda plans to continue with its research efforts on the genes related to increases in crop yield, aiming also at achieving improvements in resistance to dry weather and changes in the temperature or insects which cause crop damage. Through these research efforts, Honda aims to contribute to solving such universal issues as food shortages.

··· end ···

本田技研工業株式会社　広報部
東京都港区南青山 2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514

HONDA

# Press Information

ref. #02030

## Honda Releases the GX25—the World's Lightest 4-Stroke Engine

April 22, 2002—Today, Honda Motor Co., Ltd. announced the release of the new GX25 25cc displacement, 360° -inclinable 4-stroke engine. At 2.78kg, this engine is the lightest of its kind in the world*[1], making it the ideal power source for a variety of hand-held power equipment. The GX25 will be available at Honda power equipment dealers throughout Japan from June 27. Honda will also be supplying the engine to other power equipment manufacturer's on an OEM basis.

The GX25 was developed to meet three design objectives: to be the lightest in the world; to be 360° -inclinable; and to provide outstanding environmental performance.

The engine employs the world's most compact*[2] oil-immersed timing belt OHC configuration, making it possible to incorporate the valve train into the oil reservoir for substantial weight and volume savings. Honda's original rotary slinger pumping lubrication system ensures full oil lubrication no matter what the engine angle, allowing it to be continuously operated or stored in any position.

The GX25 offers superb environmental performance, achieving a top-class*[3] ranking under American EPA (Environmental Protection Agency) Phase 2 regulations—the most stringent in the world. It also delivers an outstanding balance of all-round performance, with a power-to-weight ratio of 0.29kW/kg (among the highest in the hand-held, 4-stroke engine category), combined with low noise and low vibration, for efficient, carefree operation.

*[1,2]As of April 2002
*[3]EPA: Class I-A (under 65cc displacement) and Class IV (20cc~50cc displacement)


OHC
HONDA
GX25 360° -inclinable 4-stroke engine

●**Annual projected sales nationwide**: 155,000 units

●**Manufacturer's suggested retail price** (consumption tax not included): ¥30,000



本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515

**Honda Motor Co., Ltd.**
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514

## ●Other Features of the GX25

### ○Smooth starting and superb acceleration

Mechanical decompression results in a class-beating starter rope pull weight of just about 7 kgf—so light that anyone can start it with ease.

A newly developed accelerator pump-equipped carburetor result in excellent acceleration immediately after startup on par with that of a 2-stroke.

### ○High environmental performance

A Honda e-SPEC engine that achieves top-class*4 ranking in American EPA (Environmental Protection Agency) Phase 2 regulations—the most stringent in the world.

*4EPA: Class I-A (under 65cc displacement)

Achieves top-of-class fuel economy and oil consumption.

Oil-immersed timing belt reduces mechanical noise.

Lighter pistons and other parts create less vibration, resulting in less fatigue during hand-held operation.

### ○Maintenance

The engine is designed to allow the cover to be removed by loosening a single bolt. The air cleaner cover can be removed and replaced with just one hand.

### ○Design

Full-cover construction reduces snagging on branches or other objects during operation.

Designed with a low center of gravity and a shape that doesn't catch on the operator's elbow, for greater operability and maneuverability.

New Power Red coloring heightens brand identity for Honda power products. The new color will be gradually introduced to all power product engines, starting with the release of products featuring the GX25.

## ●Specifications

| Model Name | GX25 |
| --- | --- |
| Type | e-SPEC air-cooled 4-stroke single-cylinder OHC |
| Displacement ($cm^3$) | 25 |
| L x W x H (mm) | 192x221x230 |
| Outfitted Weight (kg) | 3.25 |
| Dry Weight (kg) | 2.78 |
| No. of Cylinders / Bore x Stroke (mm) | 1 / 35x26 |
| Maximum Output/Engine Speed (kW[PS]/rpm) | 0.81[1.1]/7,000 |
| Maximum Torque (N-m[kg-m]/rpm) | 1.25[0.13]/5,000 |
| Direction of Rotation | Counterclockwise (viewed from output shaft side) |
| Fuel Type | Automotive-grade unleaded gasoline |
| Fuel Tank Capacity (ℓ) | 0.55 |
| Fuel Consumption (g/kW-h [g/PS-h]) | 340 [250] |
| Oil Reservoir Capacity (ℓ) | 0.08 |
| Carburetor | Diaphragm type (overflow return) |
| Ignition | Transistorized magneto |
| Spark Plug | NGK CM5H/CMR5H |
| Starter | Recoil type |

## ●Customer Inquiries

Engine Department, Power Products Division
Honda Motor Co., Ltd.
3-15-1 Senzui, Asaka-shi, Saitama-ken, Japan 351-0024
TEL: +81-48-468-9009 FAX: +81-48-468-9017

Publicity information for the GX25 is available for downloading from the following URL:
http://www.honda.co.jp/PR/
(This site is intended solely for the use of journalists.)

HONDA

# Press Information

ref. #02031

## Honda Releases the UMK425—The World's Lightest 4-stroke Trimmer

April 22, 2002—Honda Motor Co., Ltd. today announced the release of the new UMK425, the world's lightest*[1] 4-stroke trimmer, equipped with the 360° -inclinable GX25 4-stroke engine. The UMK425 goes on sale July 1st at Honda power equipment dealers throughout Japan. (The UT Type goes on sale August 6th.)

Developed in accordance with the concept, "lightweight, light starting, light operating touch," the UMK425 is designed to be the lightest 4-stroke trimmer in the world, delivering both high cutting performance and ease of use.

Thanks to use of the GX25 engine (the world's lightest 4-stroke), a compact gear case, and a unitized fan cover made of a special plastic that is both lightweight and vibration-resistant, dry weight has been reduced to just 4.8kg—on par with a 2-stroke trimmer. Further innovations include an optimized drive gear, specially designed compact, lightweight gear case and weight distribution optimized for maximum operability. In addition, decreased vibration, and lower mechanical noise result in a trimmer that achieves a significant reduction in operator fatigue.

The GX25 also offers superb environmental performance, achieving a top-class*[2] ranking under American EPA (Environmental Protection Agency) Phase 2 regulations—the most stringent in the world.

*[1] As of April, 2002. Dry-weight measurement, cutting head not installed.
*[2] EPA: Class I-A (under 65cc displacement) and Class IV (20cc~50cc displacement)

Another model of the same trimmer, the UMK425H, will go on sale July 1st at designated home centers. This model is equipped with a body designed to home center-series specifications. (The UT Type goes on sale August 6th.)



UMK425 4-stroke trimmer



本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514

●**Annual projected sales nationwide**: 40,000 units

●**Manufacturer's suggested retail price** (consumption tax not included):

| | |
|---|---|
| UMK425U* | ¥54,800 |
| UMK425UT/L* | ¥53,800 |
| UMK425H | ¥49,800 |

*Price with shoulder strap (shoulder strap price: +¥1,000)

## ●Other Features of the UMK425

### "Fine Start", for smooth startup and superb acceleration

- Mechanical decompression results in a class-beating starter rope pull weight of just 7kgf (Honda in-house testing)—so light that anyone can start it with ease.
- A newly developed accelerator pump-equipped carburetor results in excellent acceleration immediately after startup, on par with that of a 2-stroke.

### Nimble operation

- Weight distribution optimized for maximum operability. The "Fine Frame" results in a significantly lower shaft swing moment, for reduced operator fatigue.
- The "Fine Grip" features a slimmer handle shape that is easier to grip for people with small hands.
- The "Fine Throttle" employed on the U Type combines the engine speed-adjustment lever with the throttle fixing lever—just squeeze to fix throttle speed. This results in reduced operator fatigue, even when operating the trimmer for an extended period.
- The "Fine Trigger" employed on the UT and L Types combines a lever that is easy on the fingers even during extended operation with one that allows immediate engine speed adjustment.
- The piston and other moving parts have been lightened for reduced vibration, resulting in less fatigue during hand-held operation.

### Environmental performance

- A Honda e-SPEC engine that achieves top-class* ranking in both American EPA (Environmental Protection Agency) Phase 2 regulations and CARB (California Air Resources Board) Tier II regulations—the most stringent in the world.
  *EPA: Class 1-A; CARB: Under 65cc
- Achieves top-of-class fuel economy and oil consumption.
- Oil-immersed timing belt reduces mechanical noise.

### Design

- A unified pipe frame and engine and full-cover construction reduce snagging on branches or other objects during operation.
- New Power Red coloring heightens brand identity for Honda power products.

## ●Specifications

| Model Name | UMK425 (Designated stores) | | | UMK425H (Home centers) | |
|---|---|---|---|---|---|
| Model Type | U | UT | L | UT | L |
| Handle Type | U-shaped | | Loop | U-shaped | Loop |
| Throttle Type | Fine Throttle | Fine Trigger | | Fine Trigger | |
| Size Length (mm) | 1,830 | | | 1,875 | |
| Width (mm) | 610 | 585 | 245 | 630 | 240 |
| Height (mm) | 400 | 350 | 240 | 380 | 245 |
| Dry Weight (kg) | 4.80 | | 4.70 | 5.25 | 5.10 |
| Outfitted Weight (kg) | 5.60 | | 5.50 | 6.05 | 5.90 |
| Engine Model | GX25 | | | | |
| Engine Type | e-SPEC water-cooled 4-stroke single-cylinder OHC | | | | |
| Displacement ($cm^3$) | 25 | | | | |
| Maximum Output/Engine Speed [kW(PS)／rpm] | 0.81 (1.1)／7,000 | | | | |
| Carburetor | Diaphragm type | | | | |
| Fuel Type | Automotive-grade unleaded gasoline | | | | |
| Fuel Tank Capacity (ℓ) | 0.55 | | | | |
| Ignition | Transistorized magneto | | | | |
| Starter | Recoil type (with new decompression system) | | | | |
| Power Transmission | Automatic centrifugal clutch | | | | |
| Anti-vibration Measures | Unitized clutch housing | | | Rubber mounts | |
| Standard blade | 230 dia. chip saw (36 chip) | | | | |
| Equipment Goggles | ○ | ○ | ○ | ○ | ○ |
| Blade Cover | ○ | ○ | ○ | ○ | ○ |
| Shoulder Strap | One/Both | One/Both | One | One | One |
| Tools | ○ | ○ | ○ | ○ | ○ |
| Safety approval number | To be obtained | | | | |

## ●Customer Inquiries

Power Products Division, Japan Marketing Division
Honda Motor Co., Ltd.
3-15-1 Senzui, Asaka-shi, Saitama-ken, Japan 351-0024
TEL: +81-48-468-9010 FAX: +81-48-468-9015

Publicity information for the UMK425 is available at the following URL:
http://www.honda.co.jp/PR/
(This site is intended solely for the use of journalists.)

**HONDA**

# Press Information

(NOTE: This release is embargoed until 11:30 a.m., April 23)

Ref.#02032

## HONDA DOMESTIC SALES UP 8.8% IN MARCH

April 23, 2002 -- Honda Motor Co., Ltd., announced today that it sold 115,715 vehicles in Japan in March, up 8.8% compared to March 2001. This was in sharp contrast to industry-wide vehicle sales in Japan, which were down 7.2% for the month.

March sales were led by Honda's Fit sub-compact vehicle (24,847 units), followed by its Life mini-vehicle (20,109 units) and Mobilio mini-van (8,871 units). By vehicle category, passenger car and light truck sales were up 16.1% -- the 24th consecutive monthly increase -- while mini vehicle sales fell 3.7%.

Honda's domestic production was up 9.9% in March, the seventh consecutive month of increase, while overseas production was up for the 15th consecutive month at 1.4%, mainly because of increased output in Europe and Asia.

Export shipments from Japan in March were up for the fourth consecutive month, gaining 17.1%, mainly because of increased shipments to North America.

### HONDA PRODUCTION, SALES AND EXPORTS – MARCH 2002

#### PRODUCTION

| | March | | Annual Total - 2002 | |
|---|---|---|---|---|
| | Units | Vs. 3/01 | Units | Vs. 2001 |
| Domestic (CBU+CKD) | 125,505 | + 9.9% | 343,545 | + 9.8% |
| Overseas (CBU only) | 126,153 | + 1.4% | 369,032 | + 2.8% |
| Worldwide Total (*) | 251,658 | + 5.4% | 712,577 | + 6.0% |

(*)-except overseas CKD

#### REGIONAL PRODUCTION

| | March | | Annual Total | |
|---|---|---|---|---|
| | Units | Vs. 3/01 | Units | Vs. 2001 |
| North America | 93,920 | - 3.9% | 280,047 | - 2.2% |
| (USA only | 63,442 | - 0.1% | 185,519 | + 0.1%) |
| Europe | 15,221 | + 60.7% | 42,353 | + 63.3% |
| Asia | 13,080 | + 3.4% | 34,735 | + 2.0% |
| Others | 3,932 | - 13.4% | 11,897 | - 7.8% |
| Overseas Total | 126,153 | + 1.4 % | 369,032 | + 2.8% |



本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03 5412 1203

**HONDA**

# Press Information

Ref.# 02033

## Honda Begins Major North American Exports from U.K.

April 23, 2002 -- The first shipment of UK-built Honda CR-Vs departed from Southampton this weekend bound for the USA. The export of this brand new sport-utility vehicle (SUV) follows the company's earlier development six months ago to export the new Civic 3-door model to Japan and North America.

This year 50,000 to 60,000 Honda CR-Vs are planned to be exported from Honda of the UK Manufacturing Ltd. ("HUM")'s Swindon plant to the North American market. The export volume is expected to increase in 2003 and beyond.

The CR-V exports, together with the Civic 3-door, reaffirm HUM's vital role in Honda's Global Supply Network* by joining Japan as one of the two suppliers of CR-Vs to North America. At the same time, the Swindon-built Civic 3-door vehicles—produced solely in the UK—are complementing the model line-ups in North America and Japan. This also allows HUM to increase its rate of capacity utilisation.

Minoru Harada, President of Honda Motor Europe said

> "We are extremely proud of what our 4,300 Associates at Swindon have achieved so far in meeting European customer requirements. They now have the challenge of meeting the demands of the North American SUV market. I am confident that our CR-V customers will be more than satisfied."

Last year HUM was expanded through the addition of a second factory, which added 100,000 units to the original 150,000-unit annual capacity. Production at the Swindon plant in the first three months of the year is already up by 62% compared to the same period in 2001, as the £130m second car plant continues ramping up to full production.

Honda has now invested £1.15bn in Swindon, representing 70% of its total European investment. These investments over the years have allowed HUM to gain not only additional volume but also higher speed and flexibility, notably with the implementation of Honda's New Manufacturing System. With this new system, introduced in 2000, HUM now has less model specific tooling and manufacturing processes, enabling it to introduce new models onto its production lines in a shorter amount of time with minimum investment in new tooling.

---

* With the Global Supply Network, Honda expects to maintain competitiveness through making the best use of its worldwide resources to enhance the company's ability to quickly and flexibly meet changing market conditions and customer needs. It also enables Honda to optimize supply/demand for its products on a global scale.



本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514

**Outline of Honda of the U.K. Mfg., Ltd.**

| | | |
|---|---|---|
| Established | : | February 1985 |
| Location | : | Swindon, Wiltshire |
| Representative | : | Akira Takano, President |
| Number of employees: | : | Approx. 4,300 |
| Total Investment | : | £1.15 billion |
| Began Production | : | 1989 (Engine), 1992 (Automobile), 2001 ( No.2 Plant) |
| Models Produced | : | No.1 Plant Accord 4 / 5 door, Civic 3 door, CR-V<br>No.2 Plant Civic 3 / 5 door |
| Production capacity: | : | No.1 Plant 150,000 vehicles / year<br>No.2 Plant 100,000 vehicles / year |

HONDA

# Press Information

Ref. #02034
April 26, 2002

## HONDA MOTOR CO., LTD. REPORTS CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL FOURTH QUARTER AND THE FISCAL YEAR ENDED MARCH 31, 2002

Tokyo, April 26, 2002--- Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2002.

### Fourth Quarter Results

Honda's consolidated net income for the fiscal fourth quarter ended March 31, 2002 set a record high totaling ¥106.7 billion ($801 million), an increase of 69.4% from the corresponding period in 2001. Basic net income per Common Share for the quarter amounted to ¥109.51 ($0.82), compared to ¥64.65 for the corresponding period in 2001. Two of Honda's American Shares represent one Common Share.

Consolidated net sales and other operating revenue (herein referred to as "revenue") for the fiscal fourth quarter amounted to ¥2,101.0 billion ($15,768 million), an increase of 14.4% from the corresponding period in 2001. In addition to higher sales, currency translation effects, which had a positive impact on foreign currency-denominated revenue from Honda's overseas subsidiaries, translated into yen, contributed to this increase.

Honda estimates that had the exchange rate of yen remained unchanged from the same period in 2001, revenue for the quarter would have increased by approximately 6.1%.

Consolidated operating income for the fiscal fourth quarter totaled ¥169.2 billion ($1,270 million), an increase of 55.1% compared to the corresponding period in 2001. This increase in operating income was due mainly to higher automobile sales in Japan and strong sales of light truck models in North America. Honda's ongoing cost cutting strategies and the depreciation of the yen also contributed to this increase.



本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203

Consolidated income before income taxes for the quarter totaled ¥160.8 billion ($1,207 million), an increase of 48.9% from the corresponding period in 2001.

With respect to Honda's sales in the fiscal fourth quarter by business category, motorcycle unit sales increased by 34.2% to 1,752,000 units, and revenue increased 24.6% to ¥301.2 billion ($2,261 million). These increases were due primarily to higher sales in Asian countries such as Indonesia, India and Thailand. In addition, increased unit sales in the United States and Brazil also contributed to these increases.

Honda's unit sales of automobiles increased by 4.6% to 726,000 units, due primarily to strong sales of small cars such as the Fit and the Mobilio, as well as the newly introduced mini-vehicle That's in Japan. Revenue increased 13.1%, to ¥1,661.8 billion ($12,471 million) during the quarter, due to higher unit sales in Japan and North America.

Unit sales of power products totaled 1,429,000 units, an increase of 10.6% compared to the corresponding period in 2001. Strong sales of Honda's general-purpose engines in the United States were the major factor in this increase. Revenue from other businesses, including the power product business and financial services, increased by 10.4% to ¥137.9 billion ($1,036 million) due mainly to higher revenue from financial services led by favorable automobile sales in North America.

## Fiscal Year Results

Honda's consolidated net income for the year ended March 31, 2002 set a record high totaling ¥362.7 billion ($2,722 million), an increase of 56.2% from the previous fiscal year. Basic net income per Common Share for the year amounted to ¥372.23 ($2.79), compared to ¥238.34 for the previous fiscal year.

Unit sales of Honda's motorcycles, automobiles and power products increased and consolidated net sales and other operating revenue (herein referred to as "revenue") for the year set a record high, amounting to ¥7,362.4 billion ($55,253 million), an increase of 13.9% over last year.

Revenue included the positive effect of currency translation, and Honda estimates that had the exchange rate of the yen remained unchanged from the previous year, revenue for the year would have increased by approximately 5.3%.

Consolidated operating income for the year totaled ¥639.2 billion ($4,798 million), an increase of 57.1% compared to the previous fiscal year. Automobile unit sales both in Japan and North America increased, reflecting customers' strong demand for Honda's automobiles. In addition, Honda's continuing cost cutting strategies together with a weaker yen were the major contributing factors in this increase in operating income.

Consolidated income before income taxes for the year totaled ¥551.3 billion ($4,138 million), an increase of 43.2% compared to the previous year.

With respect to Honda's sales for the fiscal year by business category, motorcycle unit sales increased by 19.1% to 6,095,000 units, and revenue increased 17.7% to ¥947.9 billion ($7,114 million). Unit sales increased in such Asian countries as Indonesia and India as well as in North America during the period.

Honda's unit sales of automobiles increased by 3.3% to 2,666,000 units, and revenue increased 13.4% to ¥5,929.7 billion ($44,501 million) from the previous fiscal year. Robust sales of the Fit and favorable sales of the Step Wagon and the Stream in Japan together with increased unit sales of the light truck models such as the Acura MDX and the Odyssey in North America were the primary contributors to these increases.

Unit sales of power products totaled 3,926,000 units, an increase of 1.1% compared to the previous fiscal year. Favorable sales of Honda's general-purpose engines in the United States were the major factor in this increase. Honda's other businesses, including power products and financial services, showed a 13.5% increase in revenue, amounting to ¥484.7 billion ($3,638 million), due mainly to higher revenue from its finance subsidiaries.

**Forecasts for fiscal year ending March 31, 2003**

Signs of economic recovery in the United States are observed, while the moderate economic growth in Europe and Asian countries is not expected to remain stable. Further, a steady recovery of the economy in Japan is uncertain and, as a whole, the global business environment for the foreseeable future is expected to remain beset. In these circumstances, Honda expects competition in each of its markets to remain challenging. In regard to the forecasts of the financial results for the fiscal year ending March 31, 2003, Honda projects consolidated results as to be below:

| | In billions of yen | Changes from FY 2002 |
|---|---|---|
| First half ending September 30, 2002 | | |
| Net sales and other operating revenue | ¥4,100 | +17.0% |
| Income before income taxes | 345 | +27.8% |
| Net income | 230 | +32.4% |
| Fiscal year ending March 31, 2003 | | |
| Net sales and other operating revenue | ¥8,100 | +10.0% |
| Income before income taxes | 700 | +27.0% |
| Net income | 460 | +26.8% |

These forecasts are based on the assumption that the exchange rates for the yen to the U.S. dollar and the euro for the current fiscal year will average ¥125 and ¥110, respectively.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda's actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda's control. Such factors include general economic conditions in Honda's principal markets, and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda's reports filed with the U.S. Securities and Exchange Commission.

## [1] Unit Sales Breakdown

| | (In thousands of units) | | | |
|---|---|---|---|---|
| | **Three months ended Mar. 31, 2002** | Three months ended Mar. 31, 2001 | **Year ended Mar. 31, 2002** | Year ended Mar. 31, 2001 |
| **MOTORCYCLE BUSINESS** | | | | |
| Japan | **101** | 114 | **404** | 407 |
| (motorcycles included above) | **( 101)** | ( 114) | **( 404)** | ( 407) |
| North America | **190** | 153 | **590** | 519 |
| (motorcycles included above) | **( 100)** | ( 72) | **( 307)** | ( 253) |
| Europe | **96** | 97 | **315** | 341 |
| (motorcycles included above) | **( 94)** | ( 94) | **( 308)** | ( 333) |
| Others | **1,365** | 942 | **4,786** | 3,851 |
| (motorcycles included above) | **( 1,362)** | ( 941) | **( 4,775)** | ( 3,841) |
| Total | **1,752** | 1,306 | **6,095** | 5,118 |
| (motorcycles included above) | **( 1,657)** | ( 1,221) | **( 5,794)** | ( 4,834) |
| **AUTOMOBILE BUSINESS** | | | | |
| Japan | **247** | 219 | **878** | 776 |
| North America | **364** | 352 | **1,368** | 1,346 |
| Europe | **54** | 56 | **176** | 191 |
| Others | **61** | 67 | **244** | 267 |
| Total | **726** | 694 | **2,666** | 2,580 |
| **POWER PRODUCT BUSINESS** | | | | |
| Japan | **137** | 44 | **409** | 164 |
| North America | **622** | 499 | **1,601** | 1,412 |
| Europe | **405** | 455 | **1,012** | 1,269 |
| Others | **265** | 294 | **904** | 1,039 |
| Total | **1,429** | 1,292 | **3,926** | 3,884 |

Explanatory Note:

1. The geographical breakdown of unit sales is based on the location of affiliated and unaffiliated customers.

2. Previously, domestic sales of general-purpose engines to customers who will install them in products that are subsequently exported were recorded as overseas sales of power products. However, owing to various factors including changes in transaction formats and contract terms, as of the term under review, such sales will be recorded in domestic power products sales. Unit sales of such general-purpose engines for the fiscal fourth quarter and the fiscal year under review amounted to 93,000 units and 251,000 units, respectively.

## [2] Net Sales Breakdown

(A) For the three months ended March 31, 2002 and 2001

| | (In millions of Yen) | | | |
|---|---|---|---|---|
| | **Three months ended Mar. 31, 2002** | | Three months ended Mar. 31, 2001 | |
| **MOTORCYCLE BUSINESS** | | | | |
| Japan | **¥24,624** | **( 8.2% )** | ¥24,655 | ( 10.2% ) |
| North America | **126,241** | **( 41.9% )** | 86,304 | ( 35.7% ) |
| Europe | **60,453** | **( 20.1% )** | 54,201 | ( 22.4% ) |
| Others | **89,912** | **( 29.8% )** | 76,510 | ( 31.7% ) |
| Total | **301,230** | **( 100.0% )** | 241,670 | ( 100.0% ) |
| **AUTOMOBILE BUSINESS** | | | | |
| Japan | **447,843** | **( 26.9% )** | 428,550 | ( 29.2% ) |
| North America | **999,596** | **( 60.2% )** | 840,125 | ( 57.2% ) |
| Europe | **106,228** | **( 6.4% )** | 95,185 | ( 6.5% ) |
| Others | **108,152** | **( 6.5% )** | 105,302 | ( 7.1% ) |
| Total | **1,661,819** | **( 100.0% )** | 1,469,162 | ( 100.0% ) |
| **OTHERS** | | | | |
| Japan | **28,938** | **( 21.0% )** | 26,271 | ( 21.0% ) |
| North America | **75,673** | **( 54.8% )** | 68,813 | ( 55.1% ) |
| Europe | **22,042** | **( 16.0% )** | 19,020 | ( 15.2% ) |
| Others | **11,328** | **( 8.2% )** | 10,870 | ( 8.7% ) |
| Total | **137,981** | **( 100.0% )** | 124,974 | ( 100.0% ) |
| **TOTAL** | | | | |
| Japan | **501,405** | **( 23.9% )** | 479,476 | ( 26.1% ) |
| North America | **1,201,510** | **( 57.2% )** | 995,242 | ( 54.2% ) |
| Europe | **188,723** | **( 9.0% )** | 168,406 | ( 9.2% ) |
| Others | **209,392** | **( 9.9% )** | 192,682 | ( 10.5% ) |
| Total | **¥2,101,030** | **( 100.0% )** | ¥1,835,806 | ( 100.0% ) |

Explanatory Note:

1. The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2. Net sales of others including revenue from sales of power products and related parts, leisure businesses, trading and financial services.

3. Previously, revenue from domestic sales of general-purpose engines to customers who install them in products that are subsequently exported were recorded as overseas revenue in Others. However, owing to various factors including changes in transaction formats and contract terms, as of the term under review, such revenue will be recorded as domestic revenue in Others. Revenue from such sales for the fiscal fourth quarter under review amounted to 1,758 million yen.

**[2] Net Sales Breakdown - continued**

(B) For the years ended March 31, 2002 and 2001

| | (In millions of Yen) | | | |
|---|---|---|---|---|
| | **Year ended Mar. 31, 2002** | | Year ended Mar. 31, 2001 | |
| **MOTORCYCLE BUSINESS** | | | | |
| Japan | **¥101,587** | **( 10.7% )** | ¥97,016 | ( 12.1% ) |
| North America | **348,832** | **( 36.8% )** | 259,688 | ( 32.2% ) |
| Europe | **172,378** | **( 18.2% )** | 157,300 | ( 19.5% ) |
| Others | **325,103** | **( 34.3% )** | 291,300 | ( 36.2% ) |
| Total | **947,900** | **( 100.0% )** | 805,304 | ( 100.0% ) |
| **AUTOMOBILE BUSINESS** | | | | |
| Japan | **1,654,238** | **( 27.9% )** | 1,529,428 | ( 29.2% ) |
| North America | **3,529,560** | **( 59.5% )** | 2,999,478 | ( 57.3% ) |
| Europe | **336,844** | **( 5.7% )** | 311,295 | ( 6.0% ) |
| Others | **409,100** | **( 6.9% )** | 391,125 | ( 7.5% ) |
| Total | **5,929,742** | **( 100.0% )** | 5,231,326 | ( 100.0% ) |
| **OTHERS** | | | | |
| Japan | **112,921** | **( 23.3% )** | 113,896 | ( 26.7% ) |
| North America | **269,535** | **( 55.6% )** | 222,638 | ( 52.1% ) |
| Europe | **54,330** | **( 11.2% )** | 53,135 | ( 12.4% ) |
| Others | **48,010** | **( 9.9% )** | 37,531 | ( 8.8% ) |
| Total | **484,796** | **( 100.0% )** | 427,200 | ( 100.0% ) |
| **TOTAL** | | | | |
| Japan | **1,868,746** | **( 25.4% )** | 1,740,340 | ( 26.9% ) |
| North America | **4,147,927** | **( 56.3% )** | 3,481,804 | ( 53.9% ) |
| Europe | **563,552** | **( 7.7% )** | 521,730 | ( 8.1% ) |
| Others | **782,213** | **( 10.6% )** | 719,956 | ( 11.1% ) |
| Total | **¥7,362,438** | **( 100.0% )** | ¥6,463,830 | ( 100.0% ) |

Explanatory Note:

1. The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2. Net sales of others including revenue from sales of power products and related parts, leisure businesses, trading and financial services.

3. Previously, revenue from domestic sales of general-purpose engines to customers who install them in products that are subsequently exported were recorded as overseas revenue in Others. However, owing to various factors including changes in transaction formats and contract terms, as of the term under review, such revenue will be recorded as domestic revenue in Others. Revenue from such sales for the fiscal year under review amounted to 5,468 million yen.

## [3] Consolidated Financial Summary

For the three months and years ended March 31, 2002 and 2001

### Financial Highlights

| | (In millions of Yen) | | | | | |
|---|---|---|---|---|---|---|
| | **Three months ended Mar. 31, 2002** | % Change | Three months ended Mar. 31, 2001 | **Year ended Mar. 31, 2002** | % Change | Year ended Mar. 31, 2001 |
| Net sales and other operating revenue | **¥2,101,030** | 14.4% | ¥1,835,806 | **¥7,362,438** | 13.9% | ¥6,463,830 |
| Operating income | **169,277** | 55.1% | 109,148 | **639,296** | 57.1% | 406,960 |
| Income before income taxes | **160,882** | 48.9% | 108,022 | **551,342** | 43.2% | 384,976 |
| Net income | **106,709** | 69.4% | 63,000 | **362,707** | 56.2% | 232,241 |
| | (In Yen) | | | | | |
| Basic net income per Common Share | **¥109.51** | | ¥64.65 | **¥372.23** | | ¥238.34 |
| American Share | **54.75** | | 129.30 | **186.11** | | 476.68 |

| | (In millions of U.S. Dollars) | |
|---|---|---|
| | **Three months ended Mar. 31, 2002** | **Year ended Mar. 31, 2002** |
| Net sales and other operating revenue | **$15,768** | **$55,253** |
| Operating income | **1,270** | **4,798** |
| Income before income taxes | **1,207** | **4,138** |
| Net income | **801** | **2,722** |
| | (In U.S. Dollars) | |
| Net income per Common Share | **$0.82** | **$2.79** |
| American Share | **0.41** | **1.40** |

Honda's Common stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002. Net income per American share for the fiscal fourth quarter and the fiscal year ended March 31, 2002, were calculated based on this four-for-one ADR split.

## [4] Consolidated Statements of Income and Retained Earnings

(A) For the three months ended March 31, 2002 and 2001

| | (In millions of Yen) | |
|---|---|---|
| | Three months ended Mar. 31, 2002 | Three months ended Mar. 31, 2001 |
| **Net sales and other operating revenue** | **¥2,101,030** | ¥1,835,806 |
| **Operating costs and expenses:** | | |
| Cost of sales | **1,451,738** | 1,302,798 |
| Selling, general and administrative | **372,263** | 324,543 |
| Research and development | **107,752** | 99,317 |
| **Operating income** | **169,277** | 109,148 |
| **Other income:** | | |
| Interest | **1,851** | 3,590 |
| Other | **16,009** | 5,803 |
| **Other expenses:** | | |
| Interest | **3,853** | 6,380 |
| Other | **22,402** | 4,139 |
| **Income before income taxes** | **160,882** | 108,022 |
| Income taxes | **68,009** | 54,540 |
| **Income before equity in income of affiliates** | **92,873** | 53,482 |
| Equity in income of affiliates | **13,836** | 9,518 |
| **Net income** | **106,709** | 63,000 |
| **Retained earnings:** | | |
| Balance at beginning of period | **2,658,891** | 2,365,293 |
| Cash dividends paid | — | — |
| Transfer to legal reserves | — | — |
| Balance at end of period | **¥2,765,600** | ¥2,428,293 |
| | (In Yen) | |
| **Basic net income per Common Share** | **¥109.51** | ¥64.65 |
| **American Share** | **54.75** | 129.30 |

Honda's Common stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002. Net income per American share for the fiscal fourth quarter and the fiscal year ended March 31, 2002, were calculated based on this four-for-one ADR split.

**[4] Consolidated Statements of Income and Retained Earnings - continued**
(B) For the years ended March 31, 2002 and 2001

| | (In millions of Yen) | |
|---|---|---|
| | Year ended Mar. 31, 2002 | Year ended Mar. 31, 2001 |
| **Net sales and other operating revenue** | ¥7,362,438 | ¥6,463,830 |
| **Operating costs and expenses:** | | |
| Cost of sales | 5,036,188 | 4,557,382 |
| Selling, general and administrative | 1,291,778 | 1,146,659 |
| Research and development | 395,176 | 352,829 |
| **Operating income** | 639,296 | 406,960 |
| **Other income:** | | |
| Interest | 7,445 | 11,833 |
| Other | 1,898 | 8,873 |
| **Other expenses:** | | |
| Interest | 16,769 | 21,400 |
| Other | 80,528 | 21,290 |
| **Income before income taxes** | 551,342 | 384,976 |
| Income taxes | 231,150 | 178,439 |
| **Income before equity in income of affiliates** | 320,192 | 206,537 |
| Equity in income of affiliates | 42,515 | 25,704 |
| **Net income** | 362,707 | 232,241 |
| **Retained earnings:** | | |
| Balance at beginning of year | 2,428,293 | 2,218,848 |
| Cash dividends paid | ( 24,360 ) | ( 22,412 ) |
| Transfer to legal reserves | ( 1,040 ) | ( 384 ) |
| Balance at end of year | ¥2,765,600 | ¥2,428,293 |
| | (In Yen) | |
| **Basic net income per Common Share** | ¥372.23 | ¥238.34 |
| **American Share** | 186.11 | 476.68 |

Honda's Common stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002. Net income per American share for the fiscal fourth quarter and the fiscal year ended March 31, 2002, were calculated based on this four-for-one ADR split.

## [5] Consolidated Balance Sheets

(In millions of Yen)

| Assets | Mar. 31, 2002 | Mar. 31, 2001 |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | **¥609,441** | ¥417,519 |
| Trade accounts and notes receivable | **452,208** | 440,802 |
| Finance subsidiaries-receivables, net | **995,087** | 762,368 |
| Inventories | **644,282** | 620,754 |
| Deferred income taxes | **182,788** | 151,722 |
| Other current assets | **204,538** | 205,771 |
| **Total current assets** | **3,088,344** | 2,598,936 |
| **Finance subsidiaries-receivables, net** | **1,808,861** | 1,304,994 |
| **Investments and advances** | **395,495** | 376,187 |
| **Property, plant and equipment, at cost:** | | |
| Land | **318,208** | 299,984 |
| Buildings | **920,106** | 831,868 |
| Machinery and equipment | **2,048,244** | 1,887,630 |
| Construction in progress | **82,610** | 99,552 |
| | **3,369,168** | 3,119,034 |
| Less accumulated depreciation | **1,979,455** | 1,864,411 |
| **Net property, plant and equipment** | **1,389,713** | 1,254,623 |
| **Other assets** | **258,382** | 132,669 |
| **Total assets** | **¥6,940,795** | ¥5,667,409 |

## [5] Consolidated Balance Sheets - continued

| Liabilities and Stockholders' Equity | (In millions of Yen) | |
|---|---|---|
| | **Mar. 31, 2002** | Mar. 31, 2001 |
| **Current liabilities:** | | |
| Short-term debt | **¥1,035,069** | ¥910,417 |
| Current portion of long-term debt | **308,014** | 274,481 |
| Trade payables | **840,957** | 820,254 |
| Accrued expenses | **678,118** | 539,348 |
| Income taxes payables | **61,244** | 38,633 |
| Other current liabilities | **186,657** | 178,124 |
| **Total current liabilities** | **3,110,059** | 2,761,257 |
| **Long-term debt** | **716,614** | 368,173 |
| **Other liabilities** | **540,181** | 307,688 |
| **Total liabilities** | **¥4,366,854** | ¥3,437,118 |
| **Stockholders' equity:** | | |
| Common stock | **86,067** | 86,067 |
| Capital surplus | **172,529** | 172,529 |
| Legal reserves | **28,969** | 27,929 |
| Retained earnings | **2,765,600** | 2,428,293 |
| Adjustments from foreign currency translation | **( 300,081 )** | ( 419,482 ) |
| Net unrealized gains on marketable equity securities | **8,730** | 16,637 |
| Minimum pension liabilities adjustment | **( 187,824 )** | ( 81,682 ) |
| Accumulated other comprehensive income (loss) | **( 479,175 )** | ( 484,527 ) |
| Treasury stock | **( 49 )** | — |
| **Total stockholders' equity** | **¥2,573,941** | ¥2,230,291 |
| **Total liabilities and stockholders' equity** | **¥6,940,795** | ¥5,667,409 |

## [6] Consolidated Statements of Cash Flows

| | (In millions of Yen) | |
|---|---|---|
| | Year ended Mar. 31, 2002 | Year ended Mar. 31, 2001 |
| **Cash flows from operating activities:** | | |
| Net income | ¥362,707 | ¥232,241 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 194,944 | 170,342 |
| Deffered income taxes | 8,086 | ( 18,424 ) |
| Equity in income of affiliates | ( 42,515 ) | ( 25,704 ) |
| Loss on fair value adjustment of derivative instrument | 21,740 | — |
| Decrease (increase) in: | | |
| Trade accounts and notes receivable | 5,539 | ( 35,460 ) |
| Inventories | 10,191 | ( 8,372 ) |
| Increase (decrease) in trade payables | ( 14,101 ) | 83,566 |
| Other, net | 203,359 | 110,121 |
| Net cash provided by operating activities | 749,950 | 508,310 |
| **Cash flows from investing activities:** | | |
| Decrease (increase) in investments and advances | 476 | ( 8,658 ) |
| Capital Expenditures | ( 303,424 ) | ( 285,687 ) |
| Proceeds from sales of property, plant and equipment | 7,416 | 19,218 |
| Decrease (increase) in finance subsidiaries-receivables | ( 591,039 ) | ( 241,917 ) |
| Net cash used in investing activities | ( 886,571 ) | ( 517,044 ) |
| **Cash flows from financing activities:** | | |
| Increase (decrease) in short-term debt | 5,997 | 333,541 |
| Proceeds from long-term debt | 624,070 | 149,108 |
| Repayment of long-term debt | ( 298,718 ) | ( 475,744 ) |
| Cash dividends paid | ( 24,360 ) | ( 22,412 ) |
| Increase (decrease) in commercial paper classified as long-term debt | 649 | 711 |
| Net cash provided by (used in) financing activities | 307,638 | ( 14,796 ) |
| **Effect of exchange rate changes on cash and cash equivalents** | 20,905 | 10,462 |
| **Net change in cash and cash equivalents** | 191,922 | ( 13,068 ) |
| **Cash and cash equivalents at beginning of year** | 417,519 | 430,587 |
| **Cash and cash equivalents at end of year** | ¥609,441 | ¥417,519 |

Explanatory Notes:

1. The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission, except all segment information which is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2. The average exchange rates for the fiscal forth quarter ended March 31, 2002 were ¥132.52=U.S.$1 and ¥116.11=euro1. The average exchange rates for the corresponding period last year were ¥118.14=U.S.$1 and ¥109.00=euro1. The average exchange rates for the fiscal year ended March 31, 2002 were ¥125.14=U.S.$1 and ¥110.58=euro1, as compared with ¥110.59=U.S.$1 and ¥100.44=euro1 for the corresponding period last year.

3. United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥133.25=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 29, 2002.

4. The Company's Common Stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5. The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, "Reporting Comprehensive Income". The following table represents components of the Company's comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

| (In millions of Yen) | Three months ended March 31, 2002 | Three months ended March 31, 2001 |
|---|---|---|
| Net income | ¥ 106,709 | ¥ 63,000 |
| Other comprehensive income (loss) | (49,847) | 37,648 |
| Comprehensive income | 56,862 | 100,648 |

| (In millions of Yen) | Fiscal year ended March 31, 2002 | Fiscal year ended March 31, 2001 |
|---|---|---|
| Net income | ¥ 362,707 | ¥ 232,241 |
| Other comprehensive income (loss) | 5,352 | 90,089 |
| Comprehensive income | ¥ 368,059 | ¥ 322,330 |

6. On April 1, 2001, the Company adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB statement No.133".

7. Certain reclassifications have been made to the prior year's consolidated financial statements to confirm to the presentation used for the year ended March 31, 2002.

## [7] Segment Information

(A) Business Segment Information
For the year ended March 31, 2002

(In millions of Yen)

| | Motor-cycle Business | Auto-mobile Business | Financial Services | Other Businesses | Total | Corporate assets and Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales and other operating revenue: | | | | | | | |
| Sales to unaffiliated customers | ¥947,900 | ¥5,929,742 | ¥201,906 | ¥282,890 | ¥7,362,438 | — | ¥7,362,438 |
| Intersegment-sales | 0 | 0 | 7,409 | 10,968 | 18,377 | ( 18,377) | — |
| Total | 947,900 | 5,929,742 | 209,315 | 293,858 | 7,380,815 | ( 18,377) | 7,362,438 |
| Cost of sales, S.G.A. and R&D expenses | 878,244 | 5,409,232 | 164,231 | 289,812 | 6,741,519 | ( 18,377) | 6,723,142 |
| Operating income | ¥69,656 | ¥520,510 | ¥45,084 | ¥4,046 | ¥639,296 | 0 | ¥639,296 |
| Assets | ¥754,512 | ¥3,377,470 | ¥2,917,170 | ¥240,735 | ¥7,289,887 | (¥349,092) | ¥6,940,795 |
| Depreciation and amortization | 22,129 | 165,508 | 786 | 6,521 | 194,944 | — | 194,944 |
| Capital expenditures | 29,929 | 264,657 | 676 | 8,162 | 303,424 | — | 303,424 |

For the year ended March 31, 2001

(In millions of Yen)

| | Motor-cycle Business | Auto-mobile Business | Financial Services | Other Businesses | Total | Corporate assets and Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales and other operating revenue: | | | | | | | |
| Sales to unaffiliated customers | ¥805,304 | ¥5,231,326 | ¥169,293 | ¥257,907 | ¥6,463,830 | — | ¥6,463,830 |
| Intersegment-sales | 0 | 0 | 6,781 | 6,796 | 13,577 | ( 13,577) | — |
| Total | 805,304 | 5,231,326 | 176,074 | 264,703 | 6,477,407 | ( 13,577) | 6,463,830 |
| Cost of sales, S.G.A. and R&D expenses | 748,826 | 4,911,291 | 145,272 | 265,058 | 6,070,447 | ( 13,577) | 6,056,870 |
| Operating income (losses) | ¥56,478 | ¥320,035 | ¥30,802 | (¥355) | ¥406,960 | 0 | ¥406,960 |
| Assets | ¥597,998 | ¥2,828,579 | ¥2,217,186 | ¥191,223 | ¥5,834,986 | (¥167,577) | ¥5,667,409 |
| Depreciation and amortization | 19,275 | 143,884 | 492 | 6,691 | 170,342 | — | 170,342 |
| Capital expenditure | 34,012 | 239,609 | 1,320 | 10,746 | 285,687 | — | 285,687 |

Explanatory Note:

1. Segmentation of Business

   Business segment is based on Honda's business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2. Principal products of each segment

| Business | Sales | Principal Products |
|---|---|---|
| Motorcycle | Motorcycles, all-terrain vehicles (ATV), personal water craft and relevant parts | Large-size motorcycles, mid-size motorcycles, motorized bicycles, all-terrain vehicles (ATV), personal water craft |
| Automobile | Automobiles and relevant parts | Compact cars, sub-compact cars, mini-vehicles |
| Financial Services | Financial and insurance services | N/A |
| Other | Power products and relevant parts, and others | Power tillers, generators, general purpose engines, lawn mowers |

3. Corporate assets included in Corporate assets and Eliminations amounted to ¥348,625 million for the year ended March 31, 2002 and ¥315,508 million for the year ended March 31, 2001, which consist primarily of cash and cash equivalents and marketable securities at the Parent company.

(B) Geographical Segment Information

The geographical segmentation is based on the location where sales originated.

For the year ended March 31, 2002 (In millions of Yen)

| | Japan | North America | Europe | Others | Total | Corporate assets and Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales and other operating revenue: | | | | | | | |
| Sales to unaffiliated customers | ¥2,087,765 | ¥4,163,951 | ¥570,170 | ¥540,552 | ¥7,362,438 | — | ¥7,362,438 |
| Transfers between geographical segments | 1,723,269 | 143,987 | 33,335 | 14,259 | 1,914,850 | (1,914,850) | — |
| Total | 3,811,034 | 4,307,938 | 603,505 | 554,811 | 9,277,288 | (1,914,850) | 7,362,438 |
| Cost of sales, S.G.A. and R&D expenses | 3,557,603 | 3,905,543 | 638,843 | 514,100 | 8,616,089 | (1,892,947) | 6,723,142 |
| Operating income (losses) | ¥253,431 | ¥402,395 | (¥35,338) | ¥40,711 | ¥661,199 | (¥21,903) | ¥639,296 |
| Assets | ¥2,177,095 | ¥3,679,762 | ¥514,535 | ¥374,801 | ¥6,746,193 | ¥194,602 | ¥6,940,795 |

For the year ended March 31, 2001 (In millions of Yen)

| | Japan | North America | Europe | Others | Total | Corporate assets and Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales and other operating revenue: | | | | | | | |
| Sales to unaffiliated customers | ¥1,950,985 | ¥3,488,287 | ¥526,923 | ¥497,635 | ¥6,463,830 | — | ¥6,463,830 |
| Transfers between geographical segments | 1,643,591 | 120,123 | 20,365 | 12,921 | 1,797,000 | (1,797,000) | — |
| Total | 3,594,576 | 3,608,410 | 547,288 | 510,556 | 8,260,830 | (1,797,000) | 6,463,830 |
| Cost of sales, S.G.A. and R&D expenses | 3,448,505 | 3,331,870 | 602,815 | 474,636 | 7,857,826 | (1,800,956) | 6,056,870 |
| Operating income (losses) | ¥146,071 | ¥276,540 | (¥55,527) | ¥35,920 | ¥403,004 | ¥3,956 | ¥406,960 |
| Assets | ¥2,022,021 | ¥2,713,508 | ¥457,647 | ¥286,776 | ¥5,479,952 | ¥187,457 | ¥5,667,409 |

Explanatory Note:

Corporate assets included in Corporate assets and Eliminations amounted to ¥348,625 million for the year ended March 31, 2002 and ¥315,508 million for the year ended March 31, 2001, which consist primarily of cash and cash equivalents and marketable equity securities at the Parent company.

(C) Overseas Sales

For the year ended March 31, 2002 (In Millions of Yen)

| | North America | Europe | Others | Total |
|---|---|---|---|---|
| Overseas Sales | ¥4,147,927 | ¥563,552 | ¥782,213 | ¥5,493,692 |
| Consolidated Sales | | | | 7,362,438 |
| Overseas Sales Ratio to Consolidated Sales | 56.3% | 7.7% | 10.6% | 74.6% |

For the year ended March 31, 2001 (In Millions of Yen)

| | North America | Europe | Others | Total |
|---|---|---|---|---|
| Overseas Sales | ¥3,481,804 | ¥521,730 | ¥719,956 | ¥4,723,490 |
| Consolidated Sales | | | | 6,463,830 |
| Overseas Sales Ratio to Consolidated Sales | 53.9% | 8.1% | 11.1% | 73.1% |

## [8] Consolidated Financial Statements divided into non-financial services and finance subsidiaries

(1) Consolidated Balance Sheets divided into non-financial services businesses and finance subsidiaries

(In millions of Yen)

| | The fiscal year ended March 31, 2002 | |
|---|---|---|
| | Yen | % of total |
| **Assets** | | |
| **< Non-financial services businesses >** | | |
| Current Assets: | 2,745,407 | 39.6 |
| Cash and cash equivalents | 590,798 | |
| Trade accounts and notes receivable | 455,019 | |
| Inventories | 645,218 | |
| Other current assets | 1,054,372 | |
| Investments and advances | 529,763 | 7.6 |
| Property, plant and equipment, at cost | 1,368,405 | 19.7 |
| Other assets | 221,104 | 3.2 |
| Total assets | 4,864,679 | 70.1 |
| **< Finance subsidiaries >** | | |
| Cash and cash equivalents | 18,643 | 0.3 |
| Finance subsidiaries-short-term receivables, net | 995,547 | 14.3 |
| Finance subsidiaries-long-term receivables, net | 1,811,502 | 26.1 |
| Other assets | 91,478 | 1.3 |
| Total assets | 2,917,170 | 42.0 |
| Eliminations among subsidiaries | ( 841,054 ) | ( 12.1 ) |
| Total assets | 6,940,795 | 100.0 |
| **Liabilities and Stockholders' Equity** | | |
| **< Non-financial services businesses >** | | |
| Current liabilities: | 1,869,129 | 26.9 |
| Short-term debt | 302,732 | |
| Current portion of long-term debt | 8,052 | |
| Trade payables | 845,990 | |
| Accrued expenses | 544,144 | |
| Other current liabilities | 168,211 | |
| Long-term debt | 34,565 | 0.5 |
| Other liabilities | 539,909 | 7.8 |
| Total liabilities | 2,443,603 | 35.2 |
| **< Finance subsidiaries >** | | |
| Short-term debt | 1,361,807 | 19.6 |
| Current portion of long-term debt | 299,962 | 4.3 |
| Accrued expenses | 137,844 | 2.0 |
| Long-term debt | 684,907 | 9.9 |
| Other liabilities | 145,811 | 2.1 |
| Total liabilities | 2,630,331 | 37.9 |
| Eliminations among subsidiaries | ( 707,080 ) | ( 10.2 ) |
| Total liabilities | 4,366,854 | 62.9 |
| Common stock | 86,067 | 1.2 |
| Capital surplus | 172,529 | 2.5 |
| Legal reserves | 28,969 | 0.4 |
| Retained earnings | 2,765,600 | 39.9 |
| Accumulated other comprehensive income (loss) | ( 479,175 ) | ( 6.9 ) |
| Treasury stock | ( 49 ) | - |
| Total stockholders' equity | 2,573,941 | 37.1 |
| Total liabilities and stockholders' equity | 6,940,795 | 100.0 |

(2) Consolidated Statements of Cash Flows divided into non-financial services businesses and finance subsidiaries

(In millions of Yen)

| Items | The fiscal year ended March 31, 2002 | |
|---|---|---|
| | Non-financial services businesses | Finance subsidiaries |
| **Cash flows from operating activities:** | | |
| Net Income | 339,392 | 23,735 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 194,158 | 786 |
| Deferred income taxes | ( 33,301 ) | 41,387 |
| Equity in income of affiliates | ( 43,162 ) | |
| Loss on fair value adjustment of derivative instrument | 6,931 | 14,809 |
| Decrease in trade accounts and notes receivable | 5,438 | — |
| Decrease in inventories | 10,191 | — |
| Decrease in trade payables | ( 13,828 ) | — |
| Other, net | 204,088 | ( 1,309 ) |
| Net cash provided by operating activities | 669,907 | 79,408 |
| **Cash flows from investing activities:** | | |
| * Decrease (increase) in investments and advances | ( 89,633 ) | ( 1,349 ) |
| Capital expenditures | ( 302,748 ) | ( 676 ) |
| Proceeds from sales of property, plant and equipment | 7,162 | 254 |
| Decrease (increase) in finance subsidiaries-receivables | — | ( 588,875 ) |
| Net cash used in investing activities | ( 385,219 ) | ( 590,646 ) |
| Free cash flow (cash flows from operating and investing activities) | 284,688 | ( 511,238 ) |
| Free cash flow of non-financial services businesses excluding the increase in loans (amounting to 70,471 million yen) to finance subsidiaries (Note) | 355,159 | — |
| **Cash flows from financing activities:** | | |
| * Increase (decrease) in short-term debt | ( 47,430 ) | 141,266 |
| * Proceeds from long-term debt | 13,503 | 610,567 |
| * Repayment of long-term debt | ( 45,295 ) | ( 270,791 ) |
| Proceeds from issuance of common stock | — | 19,878 |
| Cash dividends paid | ( 24,391 ) | ( 389 ) |
| Increase (decrease) in commercial paper classified as long-term debt | — | 649 |
| | ( 103,613 ) | 501,180 |
| Effect of exchange rate changes on cash and cash equivalents | 20,776 | 129 |
| Net change in cash and cash equivalents | 201,851 | ( 9,929 ) |
| Cash and cash equivalents at beginning of year | 388,947 | 28,572 |
| Cash and cash equivalents at end of year | 590,798 | 18,643 |

Note: Non-financial services businesses loans to finance subsidiaries. These cash flows were included in the items of "Decrease(increase) in investments and advances" of non-financial services businesses, and some items of finance subsidiaries (marked by *). Free cash flow of non-financial services businesses excluding the increase in lending to finance subsidiaries are stated for the readers' information.

**Unconsolidated Financial Summary**
(Parent company only)

For the years ended March 31, 2002 and 2001

## 1. Financial Highlights
(Parent company only)

| | (In millions of Yen) | | |
|---|---|---|---|
| | **Year ended Mar. 31, 2002** | % Change | Year ended Mar. 31, 2001 |
| Net sales | **¥3,211,186** | 5.6% | ¥3,042,022 |
| Operating profit | **185,829** | 58.8% | 117,010 |
| Ordinary profit | **218,987** | 59.4% | 137,374 |
| Net income | **134,925** | — | 11,326 |
| | (In Yen ) | | |
| Net income per share | **¥138.47** | | ¥11.62 |
| Dividend per share for the term | **28** | | 23 |
| Year-end dividend per share | **15** | | 12 |
| Interim dividend per share | **13** | | 11 |
| | (As a percentage) | | |
| Payout ratio | **20.2%** | | 197.9% |

## 2. Estimated Financial Figures for the Fiscal Year Ending March 31, 2003
(Parent company only)

| | (In millions of Yen) | |
|---|---|---|
| | **First half ending Sep.30, 2002** | **Year ending Mar.31, 2003** |
| Net sales | **¥1,630,000** | **¥3,250,000** |
| Ordinary profit | **140,000** | **250,000** |
| Net income | **100,000** | **180,000** |
| | (In Yen) | |
| Dividend per share for the term | **16** | **16** |

## 3. Unit Sales Breakdown

(Parent company only)

| | (In thousands of units) | |
|---|---|---|
| | **Year ended Mar. 31, 2002** | Year ended Mar. 31, 2001 |
| **MOTORCYCLE BUSINESS** | | |
| Japan | **396** | 400 |
| Export | **808** | 780 |
| (Motorcycles included in export) | **(505)** | (481) |
| Total | **1,204** | 1,180 |
| **AUTOMOBILES BUSINESS** | | |
| Japan | **902** | 788 |
| (Mini-vehicles included above) | **(295)** | (300) |
| Export | **428** | 456 |
| Total | **1,330** | 1,244 |
| **POWER PRODUCT BUSINESS** | | |
| Japan | **412** | 162 |
| Export | **3,450** | 3,879 |
| Total | **3,862** | 4,041 |

Explanatory Note:

1. Previously, domestic sales of general-purpose engines to customers who will install them in products that are subsequently exported were recorded as export sales of power products. However, owing to various factors including changes in transaction formats and contract terms, as of the term under review, such sales will be recorded in domestic power products sales. Unit sales of such general-purpose engines for the fiscal year ended March 31, 2002 under review amounted to 251,000 units.

## 3. Net Sales Breakdown - continued

(Parent company only)

| | (In millions of Yen) | |
|---|---|---|
| | **Year ended Mar. 31, 2002** | Year ended Mar. 31, 2001 |
| **MOTORCYCLE BUSINESS** | | |
| Japan | **¥81,583** | ¥77,305 |
| Export | **392,785** | 365,280 |
| Total | **474,369** | 442,586 |
| **AUTOMOBILES BUSINESS** | | |
| Japan | **1,285,340** | 1,174,938 |
| Export | **1,344,981** | 1,306,844 |
| Total | **2,630,321** | 2,481,783 |
| **POWER PRODUCT BUSINESS** | | |
| Japan | **21,678** | 16,573 |
| Export | **84,817** | 101,079 |
| Total | **106,495** | 117,653 |
| **TOTAL** | | |
| Japan | **1,388,602** | 1,268,818 |
| Export | **1,822,583** | 1,773,204 |
| Total | **¥3,211,186** | ¥3,042,022 |

Explanatory Notes:

1. The summary of unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company's Form 6-K for the month of May 2002.

2. Unconsolidated financial statements have been prepared on the basis of accounting principles generally accepted in Japan in accordance with the Japanese Commercial Code.

3. The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

4. Previously, revenue from domestic sales of general-purpose engines to customers who install them in products that are subsequently exported were recorded as power products export revenue. However, owing to various factors including changes in transaction formats and contract terms, as of the term under review, such revenue will be recorded in domestic revenue. Revenue from such sales for the fiscal year under review amounted to 5,468 million yen.

## 4. Unconsolidated Statements of Income

(Parent company only)

| | (In millions of Yen) | |
|---|---|---|
| | **Year ended Mar.31, 2002** | Year ended Mar.31, 2001 |
| **Net sales** | **¥3,211,186** | ¥3,042,022 |
| Cost of sales | **2,184,432** | 2,138,959 |
| Selling, general and administrative expenses | **840,924** | 786,052 |
| **Operating profit** | **185,829** | 117,010 |
| **Non-operating profit** | **92,388** | 89,002 |
| **Non-operating expenses** | **59,231** | 68,638 |
| **Ordinary Profit** | **218,987** | 137,374 |
| Extraordinary profit | **1,646** | 9,519 |
| Extraordinary loss | **45,362** | 109,452 |
| **Income before income taxes** | **175,270** | 37,441 |
| **Income taxes** | | |
| Current | **73,589** | 40,067 |
| Deferred | **(33,245)** | (13,952) |
| **Net income** | **¥134,925** | ¥11,326 |

Notes

1.Research and development expenses for the fiscal year amounted 380,599 million of yen.

2.Extra ordinary loss amounting to 45,362 million yen included 15,177 million yen of impairment from revaluation of shares owned by Honda. Loss from the revaluation of Honda Motor Europe (South) S.A. shares and Anadolu Honda Otomobilcilik. A.S. shares are 6,536 million yen and 3,392 million yen, respectively.

## 5. Unconsolidated Balance Sheets

(Parent company only)

| | (In millions of Yen) | |
|---|---|---|
| | **Mar. 31, 2002** | Mar. 31, 2001 |
| Current assets | **¥766,973** | ¥659,466 |
| Fixed assets | **1,170,832** | 1,106,348 |
| **Total assets** | **1,937,805** | 1,765,814 |
| Current liabilities | **523,785** | 496,162 |
| Fixed liabilities | **71,372** | 32,965 |
| **Total liabilities** | **595,157** | 529,127 |
| Common stock | **86,067** | 86,067 |
| Capital surplus | **168,912** | 163,829 |
| Legal reserve | **21,516** | 21,516 |
| Earned surplus | **1,040,337** | 930,061 |
| Unrealized gains on securities available for sale | **25,864** | 35,212 |
| Treasury stock | **(49)** | — |
| **Stockholders' equity** | **1,342,648** | 1,236,686 |
| **Total liabilities and stockholders' equity** | **¥1,937,805** | ¥1,765,814 |

**Management Policy**

Honda's business activities are based on fundamental corporate philosophies known as "Respect for the Individual" and "The Three Joys."

"Respect for the Individual" defines Honda's relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people.

It is Honda's belief that everyone who comes in contact with Honda's activities will gain a sense of satisfaction through the experience of Buying, Selling or Creating our products and services. This philosophy is expressed as "The Three Joys."

With these corporate philosophies as the foundation, Honda's business is guided by the following Company Principle:

"Maintaining a global viewpoint,
we are dedicated to supplying products of the highest quality
yet at a reasonable price for worldwide customer satisfaction"

Honda actively works to share a sense of satisfaction with all of its customers, importantly including shareholders, to continue to improve its corporate value.

**Management Organization**

Honda has long undertaken proactive measures such as appointing independent board members and independent auditors in order to improve corporate governance.

Honda has established a global organization in which its operations are divided into five geographic regions worldwide, to enable management to respond quickly to the changing needs of customers in each region. Through this system, which is also based on the aforementioned corporate philosophies, Honda is taking a long-term perspective, cooperating with the local communities in which it does business in order to create mutual benefits. The goal is to become a company that society wants to exist. Honda will strive to reflect its market-focused effort to develop quicker and more accurate responses to changes in local needs.

Honda's four business operations—motorcycles, automobiles, power products, and spare parts— formulate the medium and long-term plans for business development in individual product categories, and each operation aims to maximize its business performance on a global basis.

Honda's administrative operations coordinate the entire organization to optimize the allocation of business resources. These efforts are aimed at increasing company-wide efficiencies.

For investors and shareholders, Honda's basic policy emphasizes the disclosure of financial results on a quarterly basis, as well as the timely and accurate disclosure of its management strategies through the mass media. Honda will remain committed to such disclosure in the future.

**Dividend Policy**

The Company considers redistribution of profits to shareholders as one of the most important management issues. Accordingly, the Company attempts to increase its corporate value while carrying out its operations from a global standpoint.

The Company intends to redistribute profits to shareholders, with regard to its projected comprehensive cash needs/requirements, and to make distribution payments, taking into consideration the Company's consolidated earnings performance in the long-term.

In consideration of shareholder expectations, retained earnings will be applied toward financing the R&D activities that are essential for the future growth of the Company, and capital expenditures and investment programs that will expand its operations for the purpose of improving its business results and strengthening its financial condition. The application of retained earnings towards acquiring the Company's shares will remain open for consideration.

## Preparing for the Future

Signs of economic recovery in the United States are observed, while the moderate economic growth in Europe and Asian countries is not expected to remain stable. Further, a steady recovery of the economy in Japan is uncertain and, as a whole, the global business environment for the foreseeable future is expected to remain beset.
In these circumstances, Honda expects competition in each of its markets to remain challenging. Consequently, and as part of its objective of improving competitiveness and modernizing corporate structure to increase the speed and flexibility of responses to changing customer needs, Honda recognizes that further enhancing each of the following specific areas is essential to its success:

- R&D
- Production Efficiency
- Sales Efficiency
- Product Quality
- The Environment
- Safety Technologies
- European Business Strategy

## R&D

Along with efforts to develop more effective safety and environmental technologies, Honda will create and swiftly introduce new value-added products that meet specific needs in various regional markets. To improve efficiency and reduce development lead time, Honda will take full advantage of information technology (IT).

## Production Efficiency

Honda will establish efficient and flexible production systems, thus increasing the capability of supplying high quality products that meet the market needs. In addition to the ongoing expansion of these systems, the Company also intends to establish a complementary supply network of its competitive products and component parts on a global scale.

## Sales Efficiency

Honda will expand its product lineup and upgrade its sales structure. Through the innovative use of IT, Honda will also ensure its sales information system is more convenient for customers.

**Product Quality**

Responding to increasing consumer demand, Honda will upgrade its quality control through enhanced coordination among the development, purchasing, production, sales and service departments.

**The Environment**

Honda will step up the introduction of clean, fuel-efficient engine technologies throughout its product lineup. In addition, Honda will continue its efforts to minimize the environmental impact, which is measured by the Life Cycle Assessment, in all of its business fields including logistics and sales. In its production activities, Honda promotes recycling and other environmental preservation issues under its Green Factory concept.

**Safety Technologies**

In the area of highly crashworthy car body technologies, Honda conducts in-depth accident research at its indoor crash test facility to carry out R&D in passenger- and pedestrian-safety technologies. As part of its contribution to traffic safety in a motorized society, Honda is active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes.

**European Business Strategy**

In an effort to improve its European business, Honda has restructured its European sales and distribution organizations into three broad regional operations, enabling more area-specific marketing strategies. In addition to reinforcing its current marketing strategies, Honda will expand overall unit sales through the introduction of new models. On the manufacturing side, Honda will take various steps to make its U.K. automobile manufacturing subsidiary – Honda of the UK Manufacturing Limited – cost competitive and fully operational.

Honda will continue to evolve in each of these areas, focusing on activities aligned with the three directions – "Value Creation," "Glocalization," and "Commitment for the future" – to reach its goal of becoming a company that whose existence society desires

**HONDA**

# Press Information

**Ref. #02035**
**April 26, 2002**

## Notice of Tender Offer for Acquisition of Treasury Stock

Tokyo, April 26, 2002--- Honda Motor Co., Ltd. today announced its intention to implement a Tender Offer for Acquisition of its Treasury Stock, which was resolved at the meeting of the Board of Directors held on April 26, 2002 in accordance with Clause 210 of the Commercial Code as follows:

1. Reason for the Acquisition of Treasury Stock:
   To activate capital strategies complying with the diversifying business conditions.

2. Contents of the Acquisition: for the period from the resolution until the first Ordinary General Meeting of Shareholders held after the subsequent fiscal year.
   (1) Type of shares to be acquired
      Common stock of Honda Motor Co., Ltd.
   (2) Maximum number of shares to be acquired
      20,000,000 shares (2% of shares outstanding)
   (3) Maximum amount of acquisition
      100 billion yen

Note:
The Tender Offer for Acquisition of Treasury Stock shall be subject to resolution at the 78th Ordinary General Meeting of Shareholders to be held on June 25, 2002.

本田技研工業株式会社　広報部
東京都港区南青山 2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）



**Honda Motor Co., Ltd.**
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO.,LTD )



Satoshi Aoki
Senior Managing and
Representative Director

Date: May 17, 2002